                                 SCHEDULE 13E-3
                               (Amendment No. 4)


                        RULE 13E-3 TRANSACTION STATEMENT
       (PURSUANT TO SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934)

               NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                      NORTHLAND COMMUNICATIONS CORPORATION
                            FN EQUITIES JOINT VENTURE
                                JOHN S. WHETZELL
                                RICHARD I. CLARK
                       (Name of Persons Filing Statement)

  PARTICIPATION INTERESTS IN NORTHLAND CABLE PROPERTIES SIX LIMITED PARTNERSHIP
                         (Title or Class Of Securities)

                                       N/A
                      (CUSIP Number of Class of Securities)

          JOHN S. WHETZELL, PRESIDENT                      JOHN S. SIMMERS
      RICHARD I. CLARK, VICE PRESIDENT                FN EQUITIES JOINT VENTURE
     NORTHLAND COMMUNICATIONS CORPORATION              2780 SKY PARK, SUITE 300
         1201 THIRD AVENUE, SUITE 3600                TORRANCE CALIFORNIA 90505
           SEATTLE, WASHINGTON 98101                        (310) 326-3100
                (206) 621-1351
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communication on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

    a. [X] The filing of solicitation materials or an information statement subject to Regulation 14A [17 CFR 240.14a-1 to 240.14b-1], Regulation 14C [17 CFR 240.14c-1 to 240.14c-101] or Rule 13e-3(c) [Section
           240.13e-3(c)] under the Securities Exchange Act Of 1934.

    b. [ ] The filing of a registration statement under the Securities Act of 1933.

    c. [ ] A tender offer.

    d. [ ] None of the above.

Check the following box if the soliciting materials or information statement referred to in box "(a)" are preliminary copies: [X]


                            Calculation of Filing Fee

       Transaction Valuation                          Amount of Filing Fee*
            $70,200,000                                        $14,040
(PROJECTED PARTNERSHIP NET CASH VALUE)


*Based on projected Registrant/Partnership net cash value.


[X] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


         1)       Amount Previously Paid: $12,450 (December 21, 2000)
                                            1,590 (April 25, 2001)
                                          -------
                                          $14,040


         2) Form, Schedule or Registration Statement No.: SCHEDULE 14A; COMMISSION FILE NO. 000-16063

         3)       Filing Party: REGISTRANT/PARTNERSHIP

         4)       Date Filed: DECEMBER 21, 2000

                       DOCUMENTS INCORPORATED BY REFERENCE

                             DEFINITIVE SCHEDULE 14A
                  (filed concurrently with this Schedule 13E-3)

                             ----------------------

Capitalized terms not expressly defined herein shall have the same meaning ascribed to them in the Northland Cable Properties Six Limited Partnership Proxy Statement (as defined below). For the purpose of this Schedule 13E-3, the following capitalized terms shall be ascribed the following meanings:

         - "Schedule 14A" means the Partnership's Definitive Schedule 14A filed concurrently herewith.

         -        "Form of Proxy" means the form of proxy forming part of
                  Schedule 14A.

         - "Notice of Special Meeting" means the notice of special meeting of limited partners of the Partnership forming part of
                  Schedule 14A.

         - "Partnership" means Northland Cable Properties Six Limited Partnership, a Washington limited partnership.

         -        "Proxy Statement" means the proxy statement forming part of
                  Schedule 14A.

         -        "Units" means participation interests in the Partnership.

All of the above documents are hereby incorporated herein by this reference.

        For the purposes of responses to this Schedule 13E-3, cross references will be made to the Schedule 14A and to information under specified sections of the documents contained in the Schedule 14A.

                 -----------------------------------------------

        References herein to Items 1000 through Item 1016 correspond to such item in Regulation M-A.

ITEM 1. SUMMARY TERM SHEET


        In response to Item 1001, the proposed transaction is summarized in the Proxy Statement. See "Summary - Selling NCP-Six's Assets - Proposed Amendment No. 2 to the NCP-Six Partnership Agreement." This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 2. SUBJECT COMPANY INFORMATION

        In response to the following subparts of Item 1002:

        (a) The name of the issuer is Northland Cable Properties Six Limited Partnership. Its principal executive offices are located at 1201 Third Avenue, Suite 3600, Seattle, Washington 98101. The telephone number of its principal executive offices is (206) 621-1351.


        (b) The exact title of the security subject to this transaction is "participation interests in Northland Cable Properties Six Limited Partnership," referred to in this Schedule 13E-3 as "Units." As of June 30, 2001, there were 29,784 Units outstanding and 1,795 holders of record of the Units.


        (c) There is currently no established trading market for the Units.

        (d) Since November 15, 1997, the Partnership has made no cash distributions. The Partnership is generally restricted from paying distributions (other than for expense allocations and payment of management fees) under its senior credit facility with its syndicated lenders, led by First Union National Bank as administrative agent.

        (e) During the past three years, the Partnership has made no underwritten public offering of Units for cash which was registered under the Securities Act of 1933 (the "1933 Act") or exempt from registration thereunder pursuant to Regulation A.


        (f) Since January 1, 1997, the Partnership has repurchased an aggregate of 28 Units at face value ($500/Unit).


ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSONS

        In response to the following subparts of Item 1003:

        (a) - (c) This Schedule 13E-3 is filed by the Partnership, Northland Communications Corporation, FN Equities Joint Venture, John S. Whetzell and Richard I. Clark.

        The Partnership is a Washington limited partnership with no directors or officers. The managing general partner of the Partnership is Northland Communications Corporation, a Washington corporation ("NCC"); the administrative general partner of the Partnership is FN Equities Joint Venture, a California general partnership ("FNEJV").

        The principal business of NCC is locating cable television systems, negotiating for their acquisition, forming limited partnerships to own the systems, arranging for the sale of limited partnership interests to investors, managing the partnerships and liquidating partnership assets upon dissolution. NCC is a wholly-owned subsidiary of Northland Telecommunications Corporation, a Washington corporation ("NTC"). The address of the principal executive offices of each of NCC and NTC is 1201 Third Avenue, Suite 3600, Seattle, Washington 98101.

        The sole partners of FNEJV are FN Equities, Inc. ("FNE") and FN Network Partners, Ltd., a California limited partnership ("FNPL"). The principal business of each of FNEJV and FNE is to provide services as administrative general partner of limited partnership cable television operations. The address of the principal executive offices of each of FNEJV and FNE is 2780 Sky Park Drive, Suite 300, Torrance, California 90505.


        John S. Whetzell serves as Board Chairman and Chief Executive Officer of NCC. Richard I. Clark serves as a Director, and as Executive Vice President, Assistant Treasurer and Assistant Secretary of NCC. The business address for both Messers. Whetzell and Clark is 1201 Third Avenue, Suite 3600, Seattle, Washington. Their business phone number is (206) 621-1351.


        For information further responsive to Items 1003(c)(1) and 1003(c)(2) with respect to Messers. Whetzell and Clark, see "Management and Beneficial Ownership of NCP-Six" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        None of the filing persons have, during the past 10 years, been convicted in a criminal proceeding.

        None of the filing persons have, during the past 10 years, been involved in any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

        All of the natural filing persons are United States citizens.

ITEM 4. TERMS OF THE TRANSACTION

        In response to the following subparts of Item 1004:


        (a) See "Summary--Selling NCP-Six's Assets--Proposed Amendment No. 2 to the NCP-Six Partnership Agreement," "Special Factors of the Proposed Sales-- Background of the Proposed Sales," "--Federal and State Income Tax Consequences of the Proposed Sales," "Specific Terms of the Proposed Sales," "Dissolution and Liquidation Consequences of the Proposed Sales," "Projected Cash Available From Liquidation" and "Projected Distributions For Each Limited Partner Unit Following Closing the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.



        (b) The filing persons and their affiliates hold 30 Units. See the third paragraph of "Summary--Voting at the Special Meeting" in the Proxy Statement. It is anticipated that those Units will be liquidated as a result of the proposed sales if the proposed sales receive the requisite approval of the holders of a majority of the unaffiliated Units of the Partnership.



        (c) Because affiliates of the managing general partner will be the purchasers in the proposed sales, an undivided portion of the assets attributable to the managing general partner's interest in the Partnership will be distributed to the managing general partner in-kind. Other holders of the Partnership's securities will, instead, receive distributions in cash. See "Specific Terms of the Proposed Sales--Distributions to General and Limited Partners" in the Proxy Statement. The three acquiring entities are Northland Cable Properties, Inc. ("NCPI"), Northland Cable Television, Inc. ("NCTV") and Northland Cable Networks LLC ("NCN LLC"). This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.


        (d) See "Summary--You do Not Have Dissenters' Rights" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.

        (e) No special provisions have been made to grant unaffiliated security holders access to the corporate files of the filing persons or to obtain counsel or appraisal services at the expense of the filing persons.

        (f) N/A

ITEM 5. PAST CONTACTS, TRANSACTION, NEGOTIATIONS AND AGREEMENTS.

        In response to the following subparts of Item 1005:

        (a)(1) See "Statements of Operations--Expenses" and Note "3", both under "Financial Statements--Audited Financial Statement of Northland Cable Properties Six Limited Partnership" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.


        (a)(2) No contacts, transactions or negotiations have occurred which would be subject to this Item, except the proposed sales described in the Proxy Statement. See "Special Factors of the Proposed Sales--Background of the Proposed Sales" and "Specific Terms of the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



        (b) On September 1, 1998, NCC acquired and was distributed all of the assets of Northland Cable Properties Five Limited Partnership ("NCP-Five"), a limited partnership for which NCC served as managing general partner. The gross valuation of the transaction was $35,463,000, which included the consideration paid by NCC to NCP-Five and the value of the assets distributed in-kind by NCP-Five to NCC. NCC initiated the negotiations for that acquisition.



        (c) See "Special Factors of the Proposed Sales--Background of the Proposed Sales--Chronology of Events Leading up to the Proposed Sales," and "--Fairness of the Proposed Sales--Appraisal Process and Fairness Opinion; Summary of Reports" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.


        (e) Other than the Form of Proxy, no such arrangements exist.

ITEM 6. PURPOSES OF TRANSACTION AND PLANS OR PROPOSALS

        In response to the following subparts of Item 1006:

        (b) N/A


        (c)(1) See "Special Factors of the Proposed Sales--Background of the Proposed Sales--Chronology of Events Leading up to the Proposed Sales," "--Fairness of the Proposed Sales--Appraisal Process and Fairness Opinion; Summary of Reports" and "Specific Terms of the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of Schedule 13E-3.



        (c)(2) See response to (c)(1) above. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



        (c)(3) The Partnership does not currently have a standard dividend rate or policy. See "Information About NCP-Six--NCP-Six's Management's Discussion and Analysis of Financial Conditions and Results of Operations - General" in the Proxy Statement. See also "Dissolution and Liquidation Consequences of the Proposed Sales," "Projected Cash Available From Liquidation" and "Projected Distributions for Each Limited Partner Unit Following Closing the Proposed Sales" in the Proxy Statement.



        (c)(4) Except for the possible termination of employment of certain Partnership employees, no change in the present management of the Partnership nor of any of the persons enumerated in General Instruction "C" to Schedule 13E-3 for whom this Item 6 applies is expected to occur in relation to, or as a result of, the proposed sales.



        (c)(5) See responses to (c)(1) and (c)(2) above, and specifically "Dissolution and Liquidation Consequences of the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The General Partners intend that all indebtedness of the Partnership will be repaid upon consummation of the proposed sales. The capitalization of the Partnership will be materially altered as a consequence of the proposed liquidation to result following the proposed sales.


        (c)(6) N/A


        (c)(7) Upon liquidation of the Partnership following closing the last proposed sale, the Units will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 (the "1934 Act"). No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed sales.



        (c)(8) Upon liquidation of the Partnership following the last of the proposed sales, the Partnership will no longer be obligated to file reports pursuant to Section 15(d) of the 1934 Act. No such events will occur with respect to the persons mentioned in General Instruction "C" to Schedule 13E-3 as a result of, or in relation to, the proposed sales.


        The General Partners believe that none of the activities or transactions described in Item 6 should apply to any of the individual persons described in General Instruction "C" to Schedule 13E-3.

ITEM 7. PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS

        In response to the following subparts of Item 1013:


        (a) See "Special Factors of the Proposed Sales--Reasons for the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

        (b) See "Special Factors of the Proposed Sales--Alternatives to the Proposed Sales," and "--Chronology of Events Leading up to the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (c) See the responses to (a) and (b) above. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (d) See "Projected Cash Available From Liquidation," "Projected Distributions for Each Limited Partner Unit Following Closing the Proposed Sales," "Specific Terms of the Proposed Sales," "Dissolution and Liquidation Consequences of the Proposed Sales--Dissolution Procedures," "--Liquidating Trust" and "Special Factors of the Proposed Sales--Federal and State Income Tax Consequences of the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 8. FAIRNESS OF THE TRANSACTION

        In response to the following subparts of Item 1014:


        (a) See "Summary--Fairness of the Proposed Sales," "--The General Partners Recommend Extending the Term of NCP-Six and Approving the Proposed Sales," and "Special Factors of the Proposed Sales--Fairness of the Proposed Sales--The General Partners' Belief as to Fairness" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.



        (b) See "Special Factors of the Proposed Sales--Fairness of the Proposed Sales--Material Factors Underlying Belief as to Fairness" and "--Appraisal Process and Fairness Opinion; Summary of Reports" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.



        (c) The affirmative vote of limited partners holding a majority of the outstanding Units (excluding the Units held by NCC, FNEJV and either of their affiliates) is required to approve the proposed sales. See "The Special Meeting--Quorum; Vote Required for Approval" in the Proxy Statement.



        (d) The managing general partner did not retain an unaffiliated, independent third party to act solely on behalf of the limited partners for purposes of negotiating the terms of the proposed sales, but the general partners did retain Houlihan Lokey Howard and Zukin Financial Advisors, Inc. ("Houlihan Lokey") to render an opinion as to the fairness of the aggregate consideration to be received by the Partnership upon closing the proposed sales from a financial point of view. See "Special Factors of the Proposed Sales-- Fairness of the Proposed Sales--Appraisal Process and Fairness Opinion; Summary of Reports--Houlihan Lokey Fairness Opinion" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" of
Schedule 13E-3.



        (e) The proposed sales have received the unanimous approval of the general partners. See "Summary--The General Partners Recommend Extending the Term of NCP-Six and Approving the Proposed Sales," in the Proxy Statement.



        (f) See "Special Factors of the Proposed Sales--Chronology of Events Leading up to the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS


        In response to the following subparts of Item 1015:



        (a) The Partnership received two appraisals covering the assets to be sold in the proposed sales. One appraisal was performed by Daniels & Associates, L.P., and the other appraisal was performed by Communications Equity Associates. See "Special Factors of the Proposed Sales--Fairness of the Proposed Sales-- Appraisal Process and Fairness Opinion; Summary of Reports" in the Proxy Statement and Exhibits L and M to the Proxy Statement. The Partnership received a report summarizing bids received for the Partnerships assets in 1999, and a separate report for bids received in 2000. Both reports were prepared by Daniels & Associates. The general partners also received a fairness opinion from Houlihan Lokey concerning the fairness of the aggregate consideration to be received by the Partnership in the proposed sales, from a financial point of view. See "--Appraisal Process and Fairness Opinion; Summary of Reports--Houlihan Lokey Fairness Opinion" in the Proxy Statement and Exhibit N to the Proxy Statement. No other outside experts were retained. The information in the Proxy Statement referred to in this Item 9(a) is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (b) (1)-(3) See response to (a) above. This information is incorporated by reference.

               (4) See "Projected Aggregate Cash Available Following Closing the Proposed Sales," including Note 3 thereunder, and "Special Factors of the Proposed Sales--Fairness of the Proposed Sales--Appraisal Process and
Fairness Opinion; Summary of Reports--Compensation and Material Relationships" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



               (5) The managing general partner determined the amount of consideration to be paid for the assets of the Partnership to be purchased in the proposed sales.


               (6) See response to (a) above. This information is incorporated by reference.


        (c) The appraisals of Daniels & Associates and Communications Equity Associates, and the fairness opinions of Houlihan Lokey are attached to the Proxy Statement as Exhibits L, M and N, respectively.


ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

        In response to the following subparts of Item 1007:


        (a) See "Specific Terms of the Proposed Sales--General Structure" and "--Purchasers' Sources of Funds" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



        (b) See response to (a) above.



        (c) See note (4) under "Projected Aggregate Cash Available Following Closing the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. The Partnership has paid or will be responsible for paying all of these expenses.



        (d) See response to (a) above.


ITEM 11. INTEREST IN SECURITIES OF THE PARTNERSHIP

        In response to the following subparts of Item 1008:


        (a) See the third paragraph under "Summary--Voting at the Special Meeting" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        (b) No transaction in Units was effected during the past 60 days by the Partnership or by any affiliate of the Partnership.

ITEM 12. RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

        In response to the following subparts of Item 1012:


        (a) Each filing person currently plans to participate in the proposed sales if approved by the requisite holders of the majority of unaffiliated Units in the Partnership. With respect to the voting of Units, see the third paragraph of "Summary--Voting at the Special Meeting" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.



        (e) See "Special Factors of the Proposed Sales--Fairness of the Proposed Sales--The General Partners' Belief as to Fairness" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.

ITEM 13. FINANCIAL INFORMATION

        In response to the following subparts of Item 1010:

        (a) Required financial data and statements concerning the Partnership are set forth under the heading "Financial Statements" in the Proxy Statement and are organized as described below. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


        Unaudited financial statements for the quarters ended March 31, 2001 and June 30, 2001:

                      Balance Sheets
                      Statements of Operations
                      Statements of Cash Flow
                      Notes to Unaudited Financial Statements



        Audited financial statements for the years ending December 31, 2000, 1999 and 1998:


                      Auditor's Opinion
                      Balance Sheets
                      Statements of Operations
                      Statements of Changes in Partners' Deficit
                      Statements of Cash Flows
                      Notes to Financial Statements


        (b) See "Projected Aggregate Cash Available Following Closing the Proposed Sales" and "Liquidation and Dissolution Consequences of the Proposed Sales" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



ITEM 14. PERSONS/ASSETS RETAINED, COMPENSATED, EMPLOYED OR USED

        In response to the following subparts of Item 1009:


        (a) Excluding Partnership assets which are proposed to be conveyed in the proposed sales, Partnership assets will be utilized to pay the transaction costs associated with the proposed sales. In addition, Partnership employees provided information in connection with the appraisals by Daniels & Associates and Communications Equity Associates, in connection with the third party bid solicitation conducted by Daniels & Associates, and in connection with the due diligence performed by Houlihan Lokey as a condition to the rendering of its fairness opinion.



        (b) No unaffiliated persons have been or are to be employed, retained or compensated by the Partnership or by any person on behalf of the Partnership to make solicitations in connection with the proposed sales. See "The Special Meeting -- Solicitation of Proxies" in the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.


ITEM 15. ADDITIONAL INFORMATION

        In response to Item 1011(b):

        See the Notice of Special Meeting, Form of Proxy, and Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.

ITEM 16. MATERIAL TO BE FILED AS EXHIBITS

        In response to the following subparts of Item 1016:


        (a) See Proxy Statement, including Exhibits A through O. This information is incorporated by reference pursuant to General Instruction "G" to
Schedule 13E-3.




        (b) Copies of relevant documents pertaining to Northland Cable Properties, Inc.'s credit facility are attached hereto as Exhibit A. Copies of relevant documents pertaining to Northland Cable Television, Inc.'s credit facility are attached hereto as Exhibit B. A copy of the relevant financing commitment letter pertaining to Northland Cable Networks LLC's proposed purchases of Partnership assets is attached hereto as Exhibit C.




        (c) See Exhibits L, M and O to the Proxy Statement. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3.



        (d) See the "Northland Cable Networks LLC Asset Purchase Agreement," "Northland Cable Networks LLC Letter of Intent," "Northland Cable Properties, Inc. Asset Purchase Agreement," "Northland Cable Television, Inc. Asset Purchase Agreement" and "NCP-Six Liquidating Trust Agreement" attached as Exhibits E, F, G, H and O, respectively, to the Proxy Statement.


        (e) Disclosure materials to be furnished to security holders are included in the Schedule 14A. This information is incorporated by reference pursuant to General Instruction "G" to Schedule 13E-3. See response to Item 16.

        (f) Dissenters' rights are not available to partners under Washington law with respect to a sale of substantially all of the Partnership's assets and subsequent liquidation. Appraisal rights will not be voluntarily granted to dissenting partners in connection with the proposed sales. Dissenting partners are protected under state law by virtue of the fiduciary duty of the general partners to act with prudence in the business affairs of the Partnership on behalf of both the general partners and the limited partners.


        (g) No persons have been employed by the Partnership to make oral solicitations or recommendations to security holders.


                                   ---------------------------------------------

                                   SIGNATURES

        After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


        Dated August 23, 2001.


                                       NORTHLAND CABLE PROPERTIES SIX
                                       LIMITED PARTNERSHIP

                                       By:  NORTHLAND COMMUNICATIONS CORPORATION
                                            Managing General Partner


                                            By: /s/ JOHN S. WHETZELL
                                                --------------------------------
                                                John S. Whetzell, CEO




                                            By: /s/ RICHARD I. CLARK
                                                --------------------------------
                                                Richard I. Clark, Executive Vice
                                                President



                                       NORTHLAND COMMUNICATIONS CORPORATION


                                       By: /s/ JOHN S. WHETZELL
                                           -------------------------------------
                                           John S. Whetzell, CEO




                                       By: /s/ RICHARD I. CLARK
                                           -------------------------------------
                                           Richard I. Clark, Executive Vice
                                           President



                                       FN EQUITIES JOINT VENTURE

                                       By:  FN EQUITIES, INC., Partner


                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, Vice President


                                       By:  FN NETWORK PARTNERS, LTD., Partner

                                            By: /s/ JOHN S. SIMMERS
                                                --------------------------------
                                                John S. Simmers, General Partner


                                       /s/ JOHN S. WHETZELL
                                       --------------------------------
                                       John S. Whetzell


                                       /s/ RICHARD I. CLARK
                                       --------------------------------
                                       Richard I. Clark

                                                                   Exhibit Index


                                   Exhibit A
                    (Copies of Relevant Documents Pertaining
             to Northland Cable Properties, Inc.'s Credit Facility)

                                   Exhibit B
                    (Copies of Relevant Documents Pertaining
             to Northland Cable Television, Inc.'s Credit Facility)




                                   Exhibit C
                 (Copy of Relevant Financing Commitment Letter
                  Pertaining to Northland Cable Networks LLC's
                   Proposed Purchases of Partnership Assets)